SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2019, incorporated by reference herein:

Exhibit

99.1     Release dated October 31, 2019, “NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 31, 2019                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT

Notice is hereby given that DRDGOLD’s annual general meeting of shareholders will be held at the Company’s boardroom, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, Johannesburg, South Africa at 09:00 a.m. (South African time) on Monday, 02  December 2019, to transact the business as stated in the notice of annual general meeting which will be distributed to DRDGOLD shareholders (“Shareholders”) today, Thursday, 31 October 2019.

The notice of annual general meeting also contains summary consolidated financial statements for the year ended 30 June 2019.

Shareholders are advised that the annual report suite, including the integrated report and the annual financial statements for the year ended 30 June 2019 (“Annual Financial Statements”), is available on the Company’s website at https://www.drdgold.com/investors-and-media/annual-reports/2019  from today, Thursday, 31 October 2019.

In compliance with the United States federal securities laws, DRDGOLD will file its annual report on Form 20-F (“Form 20-F”) with the United States Securities and Exchange Commission (“SEC”) today, Thursday, 31 October 2019. The Form 20-F may also be accessed electronically from the SEC website and DRDGOLD’s website later today, Thursday, 31 October 2019.

The Annual Financial Statements, as included in Form 20-F and published on DRDGOLD’s website, are prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board.

The Annual Financial Statements, and the auditor’s report thereon, contain no modifications to the financial information contained in the condensed consolidated provisional results for the year ended 30 June 2019, published on Tuesday, 3 September 2019 or the auditor’s report thereon.

Should Shareholders require further information, have any questions or require a hard copy of the Annual Financial Statements (a copy of which will be provided, free of cost), please contact the Company Secretary of DRDGOLD at elise.beukes@drdgold.com or on fax number +27 86 47 1176.

Salient dates

2019
Record date to determine which shareholders are entitled to receive the notice of annual general meeting	Friday, 18 October
Last day to trade in order to be eligible to attend, participate in and vote at the annual general meeting	Tuesday, 19 November
Record date to determine which shareholders are entitled to attend, participate in and vote at the annual general meeting	Friday, 22 November
Forms of proxy for the annual general meeting for shareholders registered on the South African register to be lodged by 09:00 a.m. (South African Time)	Friday, 29 November*
Forms of proxy for the annual general meeting for shareholders holding shares in the form of American Depositary Receipts to be lodged by 02:00 a.m. (Eastern Standard Time)	Thursday, 28 November*
Forms of proxy for the annual general meeting for shareholders registered on the United Kingdom register to be lodged by 09:00 a.m. (Greenwich Mean Time)	Thursday, 28 November*

*Any forms of proxy not lodged by this date and time must be handed to the chairman of the annual general meeting before the appointed proxy exercises any of the relevant shareholder’s rights.

Johannesburg

31 October 2019

Sponsor

One Capital